UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2021

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on Tuesday, April 13, 2021 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, no par value, of the Registrant at the close of business on March 10, 2021, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-239517), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on Tuesday, April 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: March 5, 2021	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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